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NEWS RELEASE

SHAW ANNOUNCES CLOSING OF C$1.25 BILLION SENIOR NOTE OFFERING

Calgary, Alberta, October 1, 2009 - Shaw Communications Inc. (“Shaw”) announced today that it has closed its offering of C$1.25 billion principal amount of 5.65% senior unsecured notes due 2019. The senior notes were made available in Canada and the United States, under Shaw’s previously filed shelf prospectus, pursuant to an agency agreement with TD Securities Inc. acting as lead agent.

The net proceeds of this offering will be used for repayment or redemption of near-term maturing debt, including redemption of Shaw’s US$440 million 8.25% Senior Notes due April 11, 2010 and US$225 million 7.25% Senior Notes due April 6, 2011, for potential acquisitions by Shaw, for working capital and for general corporate purposes.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.6 million Internet and 775,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca